November 29, 2024

Via EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

RE:	Cloudastructure, Inc. Amendment No. 6. to Registration Statement on Form S-1 Filed November 8, 2024 File No. 333-282038

Ladies and Gentlemen:

On behalf of Cloudastructure, Inc., a Delaware corporation (the “Company”), we are submitting this letter in response to a letter, dated November 13, 2024, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to Amendment No 6. to the Company’s Registration Statement on Form S-1, publicly filed on November 8, 2024 (the “Registration Statement”).

Concurrently with the submission of this letter, the Company is publicly filing, through the Commission’s Electronic Data Gathering, Analysis and Retrieval system, an amendment to the Registration Statement (the “Amendment No. 7”) in response to the Staff’s comments and to reflect certain other changes.

The numbered paragraphs below correspond to the numbered comments in the Staff’s letter and the Staff’s comments are presented in bold italics. All references to page numbers and captions (other than those in the Staff’s comments and unless otherwise stated) correspond to the page numbers and captions in Amendment No. 7.

Amendment No. 6 to Registration Form on S-1

Report of Independent Registered Public Accounting Firm, F-2

1.	We note your response to prior comment 2 and reissue the comment.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that its auditor has updated their report accordingly.

Unaudited Financial Statements, page F-3

2.	Please update your financial statements pursuant to Rule 8-08 of Regulation S-X.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has updated its financial statements pursuant to Rule 8-08 of Regulation S-X and the related disclosure throughout Amendment No. 7.

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Should you have any questions or comments concerning this submission or require any additional information, please do not hesitate to contact me at (212) 980-7208.

Sincerely,

SAUL EWING LLP

/s/ Vanessa Schoenthaler
Vanessa Schoenthaler

cc:	James McCormick, Cloudastructure, Inc. Greg Smitherman, Cloudastructure, Inc.

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